CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                                CHICAGO, IL 60603


                                November 28, 2011


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 846
                       Income & Treasury Limited Duration
                    Portfolio of Funds (15-month), Series 16
                              File No. 333-177694
--------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter is in response to the questions and comments that you raised during our telephone conversation on November 28, 2011 regarding the registration statement on Form S-6 for the Guggenheim Defined Portfolios, Series 846, filed with the Securities and Exchange Commission (the "Commission") on November 3, 2011. The registration statement offers the Income & Treasury Limited Duration Portfolio of Funds (15-month), Series 16 (the "Trust"). This letter serves to respond to your comments.

Comment 1

     Please revise the disclosure in the second paragraph under "Security Selection" to make clear that the Trust's portfolio will consist of a combination of shares of closed-end investment companies that invest in income-oriented securities of different asset classes and an exchange-traded fund that invests substantially all of its assets in short-term U.S. Treasury bonds.

Response to Comment 1

     The Prospectus has been revised to include this disclosure.

     Please call me at (312) 845-3418 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By: /s/ Mark Czarniecki

Mark Czarniecki